                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No.________)*

                                   Ecogen Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   278864 20 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Gianni Manca
                        Piergrossi Villa Manca Graziadei
                                  Studio Legale
                                Via Lombardia, 23
                                   00187 Rome
                                      Italy
                            Telephone: 39-06-42744646

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 278864 20 2                                               Page 2 of 11


--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

        Agroinvest Limited
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group      (a)     [  ]
        (See Instructions)                                    (b)     [  ]
--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                            [  ]
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization
        Channel Islands
--------------------------------------------------------------------------------
  Number of Shares                            (7)     Sole Voting Power
  Beneficially Owned                                  810,000
  by Each Reporting                           ----------------------------------
  Person With
                                              (8)     Shared Voting Power
                                                      0
                                              ----------------------------------

                                              (9)     Sole Dispositive Power
                                                      810,000
                                              ----------------------------------

                                              (10)    Shared Dispositive Power
                                                      0
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        810,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        8.57%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions)
        CO

--------------------------------------------------------------------------------

CUSIP No. 278864 20 2                                               Page 3 of 11


--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

        Bioinvest Limited
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group         (a)     [  ]
        (See Instructions)                                       (b)     [  ]

--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source of Funds (See Instructions)
        WC
--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                               [  ]
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization
        Channel Islands
--------------------------------------------------------------------------------
  Number of Shares                            (7)     Sole Voting Power
  Beneficially Owned                                  810,000
  by Each Reporting                           ----------------------------------
  Person With
                                              (8)     Shared Voting Power
                                                      0
                                              ----------------------------------

                                              (9)     Sole Dispositive Power
                                                      810,000
                                              ----------------------------------

                                              (10)    Shared Dispositive Power
                                                      0
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        810,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        8.57%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------

CUSIP No. 278864 20 2                                               Page 4 of 11


--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

        Farlap Asset Management Limited
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group         (a)     [  ]
        (See Instructions)                                       (b)     [  ]

--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [  ]
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization
        Channel Islands
--------------------------------------------------------------------------------
  Number of Shares                            (7)     Sole Voting Power
  Beneficially Owned                                  810,000
  by Each Reporting                           ----------------------------------
  Person With
                                              (8)     Shared Voting Power
                                                      0
                                              ----------------------------------

                                              (9)     Sole Dispositive Power
                                                      810,000
                                              ----------------------------------

                                              (10)    Shared Dispositive Power
                                                      0
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        810,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        8.57%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------

CUSIP No. 278864 20 2                                               Page 5 of 11


--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

        Mrs. Luciana Price
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group        (a)     [  ]
        (See Instructions)                                      (b)     [  ]

--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                              [  ]
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization
        Italy
--------------------------------------------------------------------------------
  Number of Shares                            (7)     Sole Voting Power
  Beneficially Owned                                  810,000
  by Each Reporting                           ----------------------------------
  Person With
                                              (8)     Shared Voting Power
                                                      0
                                              ----------------------------------

                                              (9)     Sole Dispositive Power
                                                      810,000
                                              ----------------------------------

                                              (10)    Shared Dispositive Power
                                                      0
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        810,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        8.57%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER

        This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Ecogen Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2000 W. Cabot Boulevard, Langhorne, Pennsylvania 19047.

ITEM 2.        IDENTITY AND BACKGROUND

        This statement on Schedule 13D is being filed jointly on behalf of (i) Agroinvest Limited, (ii) Bioinvest Limited, (iii) Farlap Asset Management Limited, and (iv) Mrs. Luciana Price (collectively, the "Reporting Persons"). Bioinvest Limited owns all of the outstanding stock of Agroinvest Limited. Farlap Asset Management Limited owns all of the outstanding stock of Bioinvest Limited. Mrs. Luciana Price owns all of the outstanding stock of Farlap Asset Management Limited. Bioinvest Limited currently is the record holder of 500,000 shares of Common Stock and currently holds 310,000 shares of Common Stock through a nominee. Bioinvest Limited has agreed to transfer its entire interest in all 810,000 shares of Common Stock to Agroinvest Limited as a capital contribution.

        Agroinvest Limited is a corporation organized under the laws of the Channel Islands. Agroinvest Limited's principal business is investing in securities issued by entities engaged in the agriculture industry. Its principal business and office address is 22 Grenville Street, St. Helier, Jersey, Channel Islands. In the last five years, Agroinvest Limited has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Bioinvest Limited is a corporation organized under the laws of the Channel Islands. Bioinvest Limited's principal business is investing in securities issued by entities engaged in the biological and organic products industries. Its principal business and office address is 22 Grenville Street, St. Helier, Jersey, Channel Islands. In the last five years, Bioinvest Limited has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Farlap Asset Management Limited is a corporation organized under the laws of the Channel Islands. Farlap Asset Management Limited's principal business is investing in securities. Its principal business and office address is 22 Grenville Street, St. Helier, Jersey, Channel Islands. In the last five years, Farlap Asset Management Limited has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mrs. Luciana Price is a natural person whose address is 33 Chemin Sous Carran, Collonge Bellerive, Geneva, Switzerland. She currently serves as director and chairperson of Agroinvest Limited, Bioinvest Limited and Farlap Asset Management Limited. Mrs. Price has not, in the last five years, been convicted in a criminal proceeding and has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Price is a citizen of Italy.

        The directors (who also serve as executive officers) of Agroinvest Limited and Bioinvest Limited are Mrs. Price, Mr. Peter J. Rohleder and Mr. Gianni Manca. In addition, Mr. Martin Weber serves as controller of Agroinvest Limited and Bioinvest Limited. The directors (who also serve as executive officers) of Farlap Asset Management Limited are Mrs. Price, Mr. Rohleder, Mr. Manca and Mr. Weber.

        Mr. Rohleder's business address is 20 Rue du Marche, 1204 Geneva, Switzerland. His current principal occupation is as an economic consultant, and he is employed by St. Gallen Consulting Group at the address set forth above. Mr. Rohleder is a citizen of Germany.

        Mr. Manca's business address is Via Lombardia, 23, 00187 Rome, Italy. His current principal occupation is as an attorney, and he is employed by Piergrossi Villa Manca Graziadei Studio Legale at the address set forth above. Mr. Manca is a citizen of Italy.

        Mr. Weber's business address is 20 Rue du Marche, 1204 Geneva, Switzerland. His principal occupation is as controller of Agroinvest Limited, Bioinvest Limited, and Farlap Asset Management Limited. Mr. Weber is a citizen of Switzerland.

        To the best of the knowledge of each of Agroinvest Limited, Bioinvest Limited and Farlap Asset Management Limited, none of Mrs. Price, Mr. Rohleder, Mr. Manca and Mr. Weber has, in the last five years, been convicted in a criminal proceeding or has, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On July 30, 1999, Bioinvest Limited purchased from the Issuer 500,000 shares of Common Stock for an aggregate purchase price of $1,546,875 using working capital. Bioinvest Limited purchased 310,000 shares of Common Stock in the market transactions described in Item 5(c) using working capital.

ITEM 4.        PURPOSE OF TRANSACTION

        The current intention of the Reporting Persons is to acquire in the near future additional shares of Common Stock in order to increase their level of ownership to up to 15% of the outstanding Common Stock. If the Reporting Persons acquire at least 12% of the outstanding Common Stock, the Reporting Persons intend to approach the management of the Issuer to seek representation on the board of directors of the Issuer.

        In addition, the Reporting Persons ultimately may seek to acquire up to 40% of the outstanding Common Stock. However, the consummation of any acquisitions are dependent on a number of factors, including the Reporting Persons' ability to purchase shares at prices and on other terms satisfactory to the Reporting Persons, the results of the Reporting Persons' evaluation of the Issuer's business and prospects, and the continued performance of the Issuer.

        The Reporting Persons may acquire shares of Common Stock in market purchases. The Reporting Persons also may acquire Common Stock or preferred stock through direct purchases from the Issuer. While the Reporting Persons and the Issuer have had discussions concerning possible purchases, there is no agreement between the Reporting Persons and the Issuer as to the terms of any such transactions.

        The Reporting Persons currently do not intend to acquire a majority of the Common Stock or to displace the current directors or management of the Issuer. The Reporting Persons' current goal is to work with existing management to devise and implement corporate strategies that will enable the Issuer to become a leader in the sustainable agriculture market and thereby to produce value for all of its shareholders. The Reporting Persons believe that to effectively compete in the sustainable agriculture industry, the Issuer must grow its business by, inter alia, increasing its product offerings, augmenting its marketing and sales efforts, and expanding its distribution structure. The Reporting Persons believe that in order to achieve the necessary growth, the Issuer should consider the acquisition of, and/or the merger into the Issuer of, attractive small and medium sized companies in the industry.

        These views of the Reporting Persons are set forth in a letter to the Issuer dated June 22, 1999, a copy of which is filed as an exhibit to this
Schedule 13D and the contents of which are hereby incorporated by reference herein.

        Except as specifically set forth above, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters specified in paragraphs (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        (a) See Items 11 and 13 on the cover page of this Schedule 13D.

        (b) See Items 7, 8, 9 and 10 on the cover page of this Schedule 13D.

        (c) On July 30, 1999, Bioinvest Limited purchased 500,000 shares of Common Stock from the Issuer in a private placement for an aggregate purchase price of $1,546,875.

        In addition, Bioinvest Limited, through a nominee, purchased an aggregate of 310,000 shares of Common Stock in the following market transactions:


Date                             Number of Shares              Price per Share
----                             ----------------              ---------------
June 28, 1999                    20,000                        $2.75
June 29, 1999                    20,000                        $2.8125
June 30, 1999                    30,000                        $2.9375
July 1, 1999                     25,000                        $2.9375
July 2, 1999                     15,000                        $2.9375
July 7, 1999                     15,000                        $2.9854
July 8, 1999                     15,000                        $3.00
July 9, 1999                     10,000                        $2.9375
July 13, 1999                    10,000                        $2.9688
July 14, 1999                    10,000                        $2.9688
July 15, 1999                    5,000                         $2.9688
July 16, 1999                    10,000                        $3.00
July 19, 1999                    10,000                        $3.00
July 20, 1999                    20,000                        $3.00
July 21, 1999                    5,000                         $3.00
July 22, 1999                    30,000                        $3.00
July 29, 1999                    15,000                        $3.00
August 10, 1999                  15,000                        $3.00


Bioinvest Limited has agreed to transfer its entire interest in all 310,000 shares of Common Stock to Agroinvest Limited as a capital contribution.

        (d) The Reporting Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock to which this Schedule 13D relates.

        (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a subscription agreement dated July 30, 1999, Bioinvest Limited purchased from the Issuer 500,000 shares of Common Stock for an aggregate purchase price of $1,546,875. Such sale was not registered under the Securities Act of 1933, as amended (the "Securities Act").

        Pursuant to a letter agreement dated July 30, 1999, the Issuer has agreed to register for resale under the Securities Act the 500,000 shares of Common Stock issued to Bioinvest Limited and other shares of stock of the Issuer that may be issued to Bioinvest Limited and Agroinvest Limited in the future.

        Bioinvest Limited has agreed to transfer to Agroinvest Limited as a capital contribution its entire interest in all 810,000 shares of Common Stock it currently beneficially owns.

        The Reporting Persons and the Issuer have had discussions concerning the possible purchase by the Reporting Persons of Common Stock and/or preferred stock from the Issuer. However, there is no agreement between the Reporting Persons and the Issuer as to the terms of any such transactions.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

        (a) Subscription agreement dated July 30, 1999, between Ecogen Inc. and Bioinvest Limited.

        (b) Letter agreement dated July 30, 1999, between Ecogen Inc. and Bioinvest Limited relating to registration of the Common Stock.

        (c) Letter, dated June 22, 1999, from Agroinvest Ltd. to James P.
Reilly.

        (d) Joint Statement Agreement.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 11, 1999

                                            Agroinvest Limited


                                            By:  /s/ Luciana Price
                                                 -------------------------------
                                                 Mrs. Luciana Price
                                                 Director


                                            Bioinvest Limited


                                            By:  /s/ Luciana Price
                                                 -------------------------------
                                                 Mrs. Luciana Price
                                                 Director


                                            Farlap Asset Management Limited


                                            By:  /s/ Luciana Price
                                                 -------------------------------
                                                 Mrs. Luciana Price
                                                 Director

                                             /s/ Luciana Price
                                            ------------------------------------
                                            Mrs. Luciana Price

                                                                       EXHIBIT A



                                  BIOINVEST LTD



Board of Directors
Ecogen Inc.
2000 Cabot Boulevard West
Suite 170
Langhorne, Pennsylvania  19047

Gentlemen:

        The undersigned hereby subscribes for, and purchases herewith, 500,000 shares (the "Shares") of the Common Stock, par value $0.01 per share, of Ecogen Inc. (the "Corporation"), and as full consideration for the issuance of the Shares by the Corporation, the undersigned agrees to pay $3.09375.

        In consideration of your acceptance of this offer and your authorization for the issuance of a certificate representing the Shares in the name of the undersigned, the undersigned hereby represents, warrants and acknowledges to you and the Corporation that (a) the Shares are being acquired for the account of the undersigned for purposes of investment and not with a view to the distribution thereof, as those terms are used in the Securities Act of 1933, as amended (the "Act"), and the rules and regulations promulgated thereunder; (b) the undersigned has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of purchasing the Shares; (c) the undersigned has received copies of such documents and such other information as it has deemed necessary in order to make an informed investment decision with respect to the purchase of the Shares; (d) the undersigned is an "accredited investor," as defined in Rule 501 (the provisions of which are known to such Investor) promulgated under the Act; and (e) the undersigned understands, and has the financial capability of assuming the economic risk of an investment in the Shares for an indefinite period of time.

        The undersigned further acknowledges to you and the Corporation that it has been advised that it will not be able to dispose of the Shares, or any interest therein, without first complying with the relevant provisions of the Act and any applicable state securities laws. The undersigned further understands that the provisions of Rule 144 promulgated under the Act, permitting routine sales of securities of certain issuers subject to the terms and conditions thereof, are not currently available to it with respect to the Shares. The undersigned acknowledges that the Corporation is not under any obligation to register the Shares or to furnish any information or take any other action to assist the undersigned in complying with the terms and conditions of any exemption which might be available under the Act or any state securities laws with respect to sales of the Shares by the undersigned in the future.

        Accordingly, the undersigned agrees to hold the Shares subject to all applicable provisions of the Act, applicable state securities laws, the Certificate of Incorporation and By-laws of the Corporation, and any agreement restricting the disposition or encumbrance of the Shares to which the undersigned is a party. The undersigned shall give the Corporation prompt written notice of any proposed disposition of the Shares and shall not proceed with any such proposed disposition unless a registration under the Act is in effect with respect to the Shares and all state securities laws have been complied with or unless the Corporation shall have received an opinion of counsel, of standing satisfactory to the Corporation, to the effect that such registration and/or such compliance is not required, and the undersigned authorizes the Corporation to place a suitable legend to this effect on the stock certificate to be issued representing the Shares.

        The representations, agreements and acknowledgements set forth above are being given by the undersigned with the understanding that they will be relied upon by the Corporation and its Board of Directors in order to claim the availability of the exemption from the registration provisions of the Act contained in Section 4(2) thereof.

        Dated as of this 30th day of July, 1999.

                                            BIOINVEST LTD



                                            By:  /s/ Peter J. Rohleder
                                                 -------------------------------
                                                Name:  Peter J. Rohleder
                                                Title:  Director

                                                                       EXHIBIT B

                                     ECOGEN


July 30, 1999

Messrs. Bioinvest Limited
22, Grenville Street
St. Helier, Jersey,
Channel Islands, U.K.

Dear Sirs:

        We refer to your letter of even date hereof relating to the subscription of 500,000 shares ("the Shares") to be issued to you by our Company ("the Subscription Agreement").

        We wish to confirm that you have agreed to accept delivery of the Shares in unregistered form in order to meet our request that the transaction be completed today.

        Accordingly, notwithstanding anything to the contrary set out in the subscription Agreement, we undertake to initiate and complete at our cost the procedure for the registration of the Shares in accordance with the [the securities Act 1933] as amended and the rules and regulations promulgated thereunder as well as in accordance with any applicable state securities law. The registration procedure will be coupled with the contemplated issuance of additional Ecogen shares either Common or Preferred to Bioinvest/Agroinvest and initiated in no case any later than December 1999.

        We shall advise you promptly after the registration of the Shares is completed.

        Kindly return to us a copy of this letter, signed at the foot hereof, to confirm your agreement with the foregoing.

Yours faithfully,

Ecogen Inc.

By: /s/ James P. Reilly, Jr.
    -------------------------------
        James P. Reilly, Jr.

Date:  July 30th, 1999
Agreed to
Bioinvest Limited

By: /s/ Peter J. Rohleder
    -------------------------------
        Peter J. Rohleder
        Director

                                                                       EXHIBIT C


                                 AGROINVEST Ltd.



Mr. James P. Reilly
President & CEO
Ecogen Inc.
Cabot Boulevard West
PO Box 3023
Langhorne, PA  19047-3023
USA

Geneva, June 22nd, 1999

Dear Jim,

I would like to thank you for the various occasions we had during the last couple of months to discuss a mutual collaboration between Ecogen Inc. and Agroinvest Ltd. based on a common understanding and joint view of the future market developments in the Sustainable Agricultural Market in the US and International.

As I have outlined to you Agroinvest Ltd. is the jointly owned company of Bioinvest Ltd. and Intrachem (Bio) International SA.

Bioinvest and Intrachem plan to substantially invest in Biopesticides, Integrated Pest Management, Sustainable Agricultural Market companies in the United States.

INVESTMENT REASONS:

1. Agroinvest Ltd. believes that the market - domestic and international - for integrated Pest Management, Sustainable Agriculture and other effective Bioproducts will continuously rise over the coming five to ten years. The market and financial prospects of this market sector are excellent.

2. A survey of the market participants shows, that the overall market is still totally fragmented, substantial investment went into research & development, product development, registration etc. without bringing the expected financial returns yet. Most players have concentrated on the science side of the business without being in a position to successfully market such new, highly explainable products to the domestic and international customers (Distributors, Farmers, Cooperatives, etc.). Most companies lack the necessary marketing & sales and distribution know how, as well as finances and an extensive product range for the future market development.

3. The noted fragmentation of the industry (Horticulture Market) requires a substantial and immediate roll up strategy.

        From Agroinvest Ltd.'s point of view Ecogen Inc. could become the nucleus for such a strategy.

4. Agroinvest Ltd. believes that Ecogen Inc. could become a major player in the Horticulture market by merging and consolidating a wide range of small companies with excellent product / service prospects into Ecogen Inc., such as PlantHealth Corp., Eden, Troy Biosciences Inc., etc.

5. Agroinvest Ltd. believes that Ecogen Inc. has to become a $100 Mio+ Company to generate the mid to long-term expected financial rewards based on a sustainable agriculture strategy, which will also include "acceptable" chemical products such as for example copper products from Agtroll.

6. Agroinvest Ltd. believes that Ecogen Inc. has to strengthen its marketing & sales, its production and distribution capabilities especially for the domestic market. Such investments are only reasonable if additional products can either be developed, acquired of licensed in to extend the current product portfolio.

7. Agroinvest Ltd. intends to support Ecogen Inc.'s marketing & sales, technical support and distribution capabilities through the possible inclusion of Intrachem (Bio) International SA through a merger / joint venture into Ecogen Inc. This has to be further studied based on a jointly agreed fairness option. The intent is to consolidate Intrachem
        (Bio) International SA in Ecogen Inc. In addition Agroinvest Ltd. has had preliminary talks with the Miller Corp. to study a potential strategic partnership through a national / international sales and marketing alliance. (Today 23 strong domestic sales force, 500 distributors, $30 Mio sales, 30% International)

8. Agroinvest Ltd. believes that the attractiveness of various small and medium sized target companies in the US strengthen the opportunity for Ecogen Inc. to become a sizable company ($100 Mio+) in the chosen field of competence in the Horticulture Market.

9. Agroinvest Ltd. believes that a strengthened Ecogen Inc. (additional / new products / higher efficiency / new products site / full fledged marketing & sales organization / industry leading technical support network / extensive domestic / international sales force / strong strategic alliances and fresh finance) will be able to successfully complete the planned roll up strategy and become one of the market leaders in its field.

10. Agroinvest Ltd. is willing to support the Ecogen Ltd. mid and long-term strategy based on a jointly developed and approved business plan.

PROPOSAL TO THE ECOGEN INC. MANAGEMENT AND BOARD

Based on the above assumptions, the various discussions between Ecogen Inc. and Agroinvest Ltd. and the long-term business relationship between Intrachem (Bio) International SA and Ecogen Inc., Agroinvest Ltd. is offering the following:

1. Agroinvest Ltd. wants to substantially invest into Ecogen Inc., thereby acquiring through a serious of transactions up to 40% of Ecogen Inc.

2. Agroinvest Ltd. intends to become the or one of the major shareholders of Ecogen Inc.

3.      Agroinvest Ltd. seeks a fair representation on the Board of Ecogen Inc.

4. Agroinvest Ltd. does not seek a hostile takeover of Ecogen Inc. Agroinvest Ltd. wants to pursue this strategy (roll up and further development of the company) mid to long-term alongside the Ecogen Inc. Management.

5. Agroinvest Ltd. - will as of this day - acquire up to 15% of all outstanding common stock of Ecogen Inc. in the open market. Once this transaction is completed Agroinvest Ltd. wants to be fairly represented on the Board of Ecogen Inc.

6. Agroinvest Ltd. is currently in the due diligence phase with Troy Biosciences Inc., Agroinvest Ltd. is willing and intends to consolidate a possible acquisition of Troy Biosciences Inc. into Ecogen Inc. This issue will be jointly discussed and decided by Agroinvest Ltd. and Ecogen Inc. in further negotiations.

7. Agroinvest Ltd. intends to consolidate Intrachem (Bio) International SA in Ecogen Inc. after a jointly agreed fairness opinion and joint negotiations between Ecogen Inc. and Intrachem (Bio) International SA.

8. Agroinvest Ltd. is willing to invest "fresh money" into Ecogen Inc. through the issuance of new shares, preferred stock etc. to reach its own financial / control goals. This has to be further negotiated between Ecogen Inc. and Agroinvest Ltd. to reach a conclusion within the next 60-90 days.

9. Agroinvest Ltd. intends to bring various other potential strategic partners to the attention of Ecogen Inc. for further study and eventual consolidation.

Dear Jim, based on the above outlined scenario we ask you and the board of Ecogen Inc. for the necessary decisions and approval to enter into serious joint development talks to finally negotiate the full entry of Agroinvest Ltd. into Ecogen Inc.

We are looking forward to support Ecogen's future market development through joint realization of these attractive market opportunities.

Looking forward to hearing for you after your Board meeting today we do remain with best regard from Geneva.

AGROINVEST LTD


/s/ Peter J. Rohleder
-------------------------------
     Peter J. Rohleder
     Director

                                                                       EXHIBIT D


                            JOINT STATEMENT AGREEMENT

        Each of the undersigned hereby agrees that the Schedule 13D relating to the Common Stock of Ecogen Inc. to which this agreement is attached as an exhibit is filed on behalf of such person.

Date: August 11, 1999

                                            Agroinvest Limited


                                            By: /s/ LUCIANA PRICE
                                               -------------------------------
                                                 Mrs. Luciana Price
                                                 Director


                                            Bioinvest Limited


                                            By: /s/ LUCIANA PRICE
                                               -------------------------------
                                                 Mrs. Luciana Price
                                                 Director


                                            Farlap Asset Management Limited


                                            By: /s/ LUCIANA PRICE
                                               -------------------------------
                                                 Mrs. Luciana Price
                                                 Director

                                           /s/ LUCIANA PRICE
                                           ----------------------------
                                            Mrs. Luciana Price